December 12, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549

Via EDGAR and Federal Express

Attention:	Mr. H. Roger Schwall

Re:	SRC Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-35245

Dear Mr. Schwall:

Set forth below is the response of SRC Energy Inc. (“we”, “us”, or the “Company”) to an oral comment received on November 26, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K. For your convenience, the response is preceded by the substance of Staff’s oral comment to which the response relates.

Form 10-K for the Fiscal Year Ended December 31, 2016

Oil and Natural Gas Reserves, page 11

1.
Oral Comment: In future filings, please describe the correlation between the reduced PUD conversion rate and the acquisition activity as clearly as your response to comment #2 in your letter dated October 2, 2017.

Registrant’s Response: We acknowledge the Staff’s oral comment and respectfully note that in our December 31, 2017 Form 10-K and future annual reports, we will more clearly describe the correlation between the reduced PUD conversion rate (if any) and the acquisition activity or similar event that affected the conversion rate.

Please call the undersigned at (720) 616-4300 with any additional comments or questions that you may have.

Very truly yours,

/s/ James P. Henderson
James P. Henderson
Executive Vice President, Chief Financial Officer, and Treasurer